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02026455

REGISTRANT'S NAME OJI Paper Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME APR 11 2002

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4112 FISCAL YEAR 3-31-01

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OICF/BY: dlw

DATE : 2/8/02



ANNUAL REPORT 2001

APRIL 1, 2000—MARCH 31, 2001

82-4112

AR/S

3-31-01

02 JAN 30 AM 8:27

STRATEGIC ROAD-MAP FOR BUILDING VALUES

OJI PAPER CO., LTD.

CONTENTS

PROFILE

Ever since its foundation in 1873, Oji Paper Co., Ltd. has striven to be a leader in the Japanese pulp and paper industry. In recent years, following the mergers with Kanzaki Paper Mfg. Co., Ltd., in 1993 and with Honshu Paper Co., Ltd. in 1996, Oji Paper is one of the Japan's largest pulp and paper manufacturer and is world renowned for its application of technology and innovation in the field.

In order to meet the challenges our industry faces, we are continuing to create new innovative products that provide superior performance, satisfaction and cost effectiveness. At the same time, we are protecting the global environment through afforestation, materials recycling, energy saving and ecologically friendly production. In the same context, Oji Paper's corporate mission can be summed up by the following three tasks:

- *to contribute to protection of the environment and advancement of culture;*
- *to strive for continuous innovation in a proactive, responsive and determined manner; and*
- *to build and maintain trust throughout the world.*

Based on our commitment to these broad-reaching goals, Oji Paper is proactively working towards becoming a reliable, efficient and well-respected full-service pulp and paper manufacturer worldwide.



This annual report is printed on Oji Paper's OK Super Eco Plus (White) paper.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Oji Paper Co., Ltd. and Consolidated Subsidiaries
For the year ended March 31, 2001

	Millions of Yen		Thousands of U.S. Dollars#
	2001	2000	2001
For the years ended March 31			
Net sales	¥1,252,942	¥1,205,474	$10,112,526
Net income (loss)	12,782	5,630	103,164
Per share data (in yen and dollars)			
Net income (loss) per share	12.37	5.45	0.100
Cash dividends per share	8.00	8.00	0.065
As of March 31			
Total assets	¥1,704,266	¥1,723,430	$13,755,174
Total shareholders' equity	436,614	442,052	3,523,923
Common stock	103,881	103,881	838,426
Number of shareholders	89,171	85,416	

Notes : #U.S. dollars amounts in this report have been translated from Japanese yen for convenience only, at the rate of ¥123.90=US$1, the exchange rate prevailing on March 31, 2001.



Net Sales
(Millions of Yen)
1,206,186
1,205,474
1,252,942
1999
2000
2001



Net Income (Loss)
(Millions of Yen)
12,782
5,630
(12,402)
1999
2000
2001



Total Shareholders' Equity
(Millions of Yen)
446,631
442,052
436,614
1999
2000
2001

Overview of FY 2001 Business

After the bursting of the economic bubble in Japan, economic stagnation that has even been called the "lost 10 years" continued in the year under review. Even China's high economic growth is showing to slow down, and Southeast Asia has yet to free itself from the effects of its currency crisis. Furthermore, upon entering 2001, the U.S. economy is decelerating and a prolonged recession in Japan is feared.

In the pulp and paper industry, in spite of the tough business condition, the Oji Group gained a historically high profit. We achieved a V-shaped recovery in only 2 years since the fiscal year ended March 1999, Oji Paper's worst settlement for the first time since its founding. Sales increased 3.9% comparing to the previous term to ¥1,252,941 million, while ordinary profit was ¥58,[illegible]87 million.

We have been able to take advantage and receive benefits from the exceptional healthy information technology sector with Japan being under a prolonged recession. With the revolution in IT business, shipments of personal computers and mobile phones increased, and this has resulted an increase in the demand for paper used for operating manuals and explanatory pamphlets.

Due to the robust demand for paper, price recovery carried out in the spring sunk in, and the long-standing problem of low price has finally been partially resolved. Although prices have not yet reached ideal levels, they did made a contribution to our business performance.

We should also mention that the large increase in profits was achieved precisely due to the drastic restructuring measures. In December 2000, we shut down the 88-year old Kumano Mill and ceased operation of 2 paper machines at the Edogawa Mill.

Oji Paper is thoroughly investigating its organization as well. We also established a 3-business divisions and 3 in-house companies system for a transfer of authority and speedy decision-making.

Regarding Management Strategy

Since the Japanese paper market shows signs of saturation, and the rate of economic growth is also seen to be stagnant in the future, the paper market probably does not have too much room for large future growth in Japan. Therefore, Oji Paper will actively advance into the Asian region in the future.

Besides exporting a large variety of papers to China, we have also begun the local production of corrugated containers in China. Also, in order to further reinforce our world's top share of the thermal paper business, we will establish a thermal paper converting plant in China.

In addition to its economic development, the trees grow faster in Southeast Asia due to its climate, thus making it an attractive region as both a market and a supplier of raw materials. Oji Paper already produces carbonless paper in Thailand and makes corrugated containers in Vietnam. Also, we made a capital investment and technical support in Thailand's Advance Agro Plc. (AA), which has their own-planted forest as well as pulp and paper facility. And by importing paper from AA, we have confronted low-priced import paper from Indonesia.

In this fast-moving era, speedy decision-making is vital. Oji Paper is strongly pursuing its efforts toward a compact organization that



forms the basis for the speedy decisions.

In March 2001, in addition to the Specialty Paper and Household Products in-house companies structure, a new Packaging Company was established. With this, the 3 business divisions and 3 in-house companies structure was completed. Top managers of these divisions and the in-house companies hold broad authority and can make the decisions and act autonomously.

The organization of the Oji Corporate Group defines mills as "cost centers", responsible for production cost, the 3 business divisions and the 3 in-house companies as "profit centers" which should be aware of profit. The remaining headquarter units are defined as "group service units", in which include administration, human resource, general affairs and accounting.

Oji Paper Group's each function is clearly defined by this change. Moreover, decision-making became swifter thanks to organizational compactness. In addition, in order to promote the functional branching of Oji Paper, the Engineering Division and the Information Systems Division have already



Seated: Masahiko Ohkuni, Chairman
Standing: Shoichiro Suzuki, President & CEO

been reorganized into separate companies.

We have also reinforced our Group management. In the paperboard field, there are 3 companies in the Oji Group; Takasaki Sanko Co., Ltd., Chuo Paperboard Co., Ltd., and Hokuyo Paper Co., Ltd. In July 2001, these 3 companies and Oji Paper have established a four-firm joint sales company called "Oji Paperboard Co., Ltd." which sells containerboard to be made into corrugated containers. Based on this, the Oji Group's containerboard share of the domestic market has reached approximately 30%.

Regarding overseas business, recently Oji Paper and Canfor Co., have agreed on a fundamental reorganization of Howe Sound Pulp and Paper Co., Ltd. (HSPP), a manufacturer of newsprint in Canada, to enhance HSPP's fiber basis and to improve its financial structure. The reorganization is expected to stabilize the fiber costs and improve HSPP's profitability. In connection with this, HSPP was changed from a limited company to a limited partnership (Howe Sound Pulp and Paper Limited Partnership). However, the existing economic interests of Oji Paper, Canfor and HSPP's operation are not changed.

Oji Paper is the number one user of recycled paper and is the largest forest owner in Japan. In overseas, the area of tree plantation by Oji Paper is 90,000 ha and is expected to increase to 200,000 ha in year 2010. Moreover, 26% of paper produced in Japan is recycled by the Oji Paper Group.

Regarding to energy, we have utilized pulp mill effluents as energy for many years and will increase our usage of waste material fuel in the future. For the beginning, we will invest ¥15 billion to build new RPF (Refuse Paper & Plastic Fuel) boilers at both the Tomakomai and Oita Mills. Needless to say, this will represent a reduction in the use of fossil fuels and in emission of CO_2.

As for our active planting of trees in overseas, Oji Paper put paper made of 100% Oji's planted trees on sale as an environment conscious product. Oji Paper has already have a lineup of recycled paper products and with the new lineup, yet another environmentally-conscious product has been completed.

Dividend Policy

Oji Paper considers dividend stability as its motto. For the current term, profit increased dramatically, but in keeping with the aforementioned policy, the dividend has been set at ¥8 per share, the same as in the past.

Outlook

With Japan's longterm economic stagnation, the domestic paper market can only be expected to grow gradually in line with the rate of Japan's GDP growth. Therefore, it would be unrealistic to invest in capital facilities under these circumstances.

For this reason, Oji Paper will actually move forward into Asian region that is achieving remarkable economic growth. We are aiming to secure mills with a capacity of 1 million tons per year within 5 years, and 3 million tons per year within 10 years in Asian region. We will create a system in which location-appropriate production will be carried out in the Asian region and in Japan in order to improve our global competitiveness.



Restructuring of the Paperboard Business

Oji Paper will enter the main phase of the reorganization of its paperboard business. Oji Paperboard Co., Ltd., which started business in July 2001, is a joint sales company that sells containerboard made by the Oji Group. Four paperboard makers in the group, Oji Paper, Takasaki Sanko Co., Ltd. Chuo Paperboard Co., Ltd. and Hokuyo Paper Co., Ltd., will provide containerboard to Oji Paperboard and are the company's shareholders. Currently, costs are being reduced through the improved efficiency and the elimination of mixed shipments due to the unification of sales, taking advantage of local production of 12 mills of the four makers across the country. Production divisions of the four makers in the group are aiming to be unified within the next 2 years.

We will also carry out the reorganization of our corrugated container business as well. Seven manufacturers that are directly affiliated with Oji Paper will be merged into one company named Oji Container Co., Ltd. As a result, we will improve profitability by gathering them together into a unit, high in efficiency due to the elimination of redundant manufacturing bases and the establishment of a new plant.

Furthermore, a new whiteboard paper machine was constructed at the Fuji Mill, began operations in October 2001. With this large-scale paper machine, the newest of its kind in the world, 4 small-scale machines will be eliminated, enabling reduction of 200 workforces.

Oji Paper will continue advancing and growing into the future as an Asian Corporate Citizen Domiciled in Japan.

In closing, we wish to thank our shareholders and customers for their continuing support and loyalty.

June 2001

Masahiko Ohkuni
Chairman

Shoichiro Suzuki
President & CEO

Paper & Paperboard Division

In the pulp and paper industry, demand for paper recovered steadily, fueled primarily by increasing of advertising publications and technical manuals for information technology equipments. Meanwhile, demand for paperboard was firm throughout the first half, but then fell off in the latter half as the market for corrugated containers and other packaging products declined. Market prices for both paper and paperboard rebounded uniformly.

Demand recovered steadily throughout the year, resulting in a year-on-year increase in both production volume and sales volume. Production increased by 4% to 6,096 million metric tons, and sales volume increased by 2% to 6,277 million metric tons. Sales were also higher as a result of rebounding prices, with the paper division recording sales of ¥676,159 million, up 5%.



Kasugai Mill facility, a leading general paper production plant.

Fuji Mill, the world's fastest paperboard making machine with a production speed of 800m per minute.



Paper products

The newsprint market was strong as retailers continued to publish more advertisements comparing to the previous year throughout the year.

The market for printing paper, in particular coated and uncoated woodfree paper, remained firm due to a strong demand for commercial printing such as flyers, catalogues and pamphlets. However, demand for groundwood paper declined as a result of stagnant growth in the market for books and magazines. Meanwhile, prices for woodfree paper, coated paper and other products partially recovered.

Domestic demand for high-grade white paperboard declined slightly, but exports were up for an overall increase, and prices remained level.

Wrapping paper

Demand for unbleached kraft paper declined slightly, but remained firm for bleached kraft paper. Prices for both papers remained soft.

Others

Demand for other papers increased slightly and prices remained flat. Meanwhile, the demand for carbonless paper declined marginally, but prices rebounded. Both production volume and sales volume of household products increased as a result of a rebound in demand and the success of the Nepia Slim Tissue launched in the second half of this term. Prices rebounded slightly in the first half but then fell sharply in the second half.

Paperboard

Demand for containerboard (linerboard and corrugated medium) increased steadily and prices rebounded in the first half, but thereafter demand declined and prices also remained soft.

Demand for whiteboard increased marginally, and prices rebounded, although by a slim margin, for some products.



Various colors of liners, which forms the top and bottom surfaces of corrugated cardboard.


Net Sales
(Millions of Yen)
729,960
733,224
769,806
1999
2000
2001


Operating Income
(Millions of Yen)
56,704
17,097
7,868
1999
2000
2001

Converted Paper Division

Demand and market conditions for converted paper products have recovered modestly. Although, sales were down by 13% from the previous year to ¥128,273 million.

Corrugated container

Demand for corrugated container products has remained at virtually the same level since last year, but prices have rebounded with a corresponding rise in the price of the paperboard material.

Other converted products

Domestic sales of thermal paper remained firm throughout the year, but the volume of export sales to China and Southeast Asia have declined since the latter half of FY 2000 due to an increase in local inventories. Prices have remained soft.

Oji Paper Group undertook to integrate and restructure the self-adhesive products business to a subsidiary, Oji Tac Co. Ltd., on April 1, 2000. The market for children's disposable diapers, both tape and panty type, was rejuvenated and sales volume was up, but prices remained weak. On the other hand, a solid increase was recorded in the sales volume of adult disposable diapers, in part due to the introduction of the Long-Term Care Insurance System, but again prices remained soft. Meanwhile, the volume of wet tissue sales declined marginally, and prices were weak.



OJI PAPER
PACKAGING SYSTEM
OJI PAPER
PACKAGING SYSTEM
Regular slotted container
Pulp mold

Packaging products from corrugated containers to gift boxes.

Woody Woodpecker Wet Tissue.

Disposable paper diapers to ensure greater comfort and dryness for the elderly.

Real Estate & Other Division

Sales from the real estate business were down from a year ago with fewer sales of marketable properties.

The foreign lumber business was transferred to a subsidiary on October 1, 1999, resulting in less volume handled and therefore decreased sales. Sales of the real estate and other division totaled ¥12,288 million, down 14% from a year ago.



Oji Sedum Mat, an instant roof-greening material.



Oji Real Estate's building for sale in Chiba prefecture.



Net Sales
(Millions of Yen)
334,054
336,592
1999
2000
2001



Operating Income
(Millions of Yen)
1,989
5,348
7,039
1999
2000
2001



Net Sales
(Millions of Yen)
281,070
278,218
278,681
1999
2000
2001



Operating Income
(Millions of Yen)
4,920
6,294
8,773
1999
2000
2001



Responding Flexibly to the Diversified Market

Oji Paper is one of the top pulp and paper manufacturers in Japan and is actively continuing to develop as one of the world's leading total paper production enterprises.

Forming New Logistics Company Through Merger

The Corporate Logistics Division of the Oji Paper merged with five distribution subsidiaries of Oji Paper on October 2001. The five subsidiaries are Oji Transport & Warehouse Co., Ltd., Honshu Logistics Center Co. Ltd., Kanzaki Logistics Center Co., Ltd., KS Wing Corporation, and Hokkaido Oji Logistics Corporation.

The name of the new company is Oji Logistics Co., Ltd. with a paid-in capital of ¥1,434 million. Oji Logistics estimates to have a total sale of ¥80 billion annually.

Oji Logistics will centrally manage all information and work for Oji Paper's logistics to elevate its efficiency.

Oji Logistics will create an efficient logistics system for Oji Group, and furthermore, aim to service customers other than Oji Group and maintain its good relationship with the existing agencies as well as other companies in and outside the trade.

Oji Logistics aims to reduce the logistics costs in comparison to FY 2000 records by ¥100 million per year over five years (including profit from the non Oji Group customers).

Household Products Companies Unify Sales Divisions

Oji Paper has united the sales divisions of its two household product subsidiaries, Nepia Co., Ltd. and Hoxy Co., Ltd., effective July 2001. The two companies united their sales divisions, while continuing to operate their production divisions separately. Rationalizations, such as the unification of regional branch offices and sales offices and the unification of their logistics networks through joint delivery operations, are considered.

The unification will also make the Oji Paper Group's household product business to be more customer-oriented, by having a full lineup from pulp-made products to recycled paper-made products. Through this system, Oji Paper Group will be able to provide even better products that are even closer to our customers' daily lives.

Establishing Containerboard Joint Sales Company

The Oji Paperboard Co., Ltd., a joint-capitalized company to handle sales of containerboard (paperboard used for corrugated containers), was established as of July 2001. The four companies involved in the new enterprise are Oji Paper, Takasaki Sanko Co., Ltd., Chuo Paperboard Co., Ltd. (an Oji Paper subsidiary), and Hokuyo Paper Co., Ltd. (an Oji Paper subsidiary), which will supply products for Oji Paperboard.

The establishment of the company creates an integrated sales system for containerboard produced by the four companies. This venture will have a full lineup of containerboard, with an effective system for quick delivery of products to our customers, while responding even more appropriately and flexibly to customer demands.

Oji Paperboard aims to create a product-sales integrated system with the goal of providing the highest quality of service possible.

Oji Paper Group Trading Companies to Merge

Oji Paper merged two of its subsidiaries, Oji Trading Co., Ltd and Gin-Ichi Shoji Co., Ltd, into Oji Tsusho Co., Ltd. in October 2001. As subsidiaries of Oji Paper, both companies are engaged mainly in the sale of products made by Oji Paper Group companies and in the supply of materials. Oji Tsusho will make effective use of human resources, information, etc., of the former two companies. Oji Tsusho will become a highly efficient and competitive company through further developments and integration of its head office and branch offices, etc.

Spin-Off of Information Systems Department to Form New Company

Oji Paper has spin-off its Information Systems Department effective July 2001.



Animation Celebration®

THE POWER OF HOLLYWOOD™



Microwave-safe Paper tray made by "deep squeeze forming method".



Oji Logistics functions as a center to improve Oji Group's logistics efficiency.



Oji Container's corrugated container facility at the Nagano Mill.

establishing a new company to carry out core information systems-related business for the Oji Paper Group in a joint investment with Fujitsu Limited, TIS Inc. and IBM Japan Ltd. The name of the new company is Oji Business Center Inc.

Oji Business Center will strengthen the Oji Paper Group's overall information-related competitive power by uniting the systems currently operated independently by various companies in the Group and by raising the systematization level at each company. The three outside companies involved in the joint investment will provide multilateral technological support and raising the quality of the service contents supplied by the new company.

As for the future, based on our current IT technology and the diverse development experiences that we have stored up in the past, Oji Business Center is aiming to commercialize the know-how it will accumulate. The company plans to develop its business outside the Oji Paper Group.

Oji Paper Signed Partnership with Universal Studios Japan™

Oji Paper and theme park operator Universal Studios Japan™ , signed a partnership contract in July 2000 to jointly conduct marketing activities. As a "Corporate Marketing Partner" of Universal Studios Japan, Oji Paper Group supports an attraction "Animation Celebration®", supplies and recycles almost every paper used in the park.

"Animation Celebration®" is an attraction in the park, sponsored exclusively by Oji Paper. In relation with the attraction, which presents magnificent show of Woody Woodpecker, Oji Paper Group's Nepia, a household products company, have introduced a lineup of "Woody Woodpecker Wet Tissue".

Oji Paper supplies almost every paper used in the park, including printing paper, information paper, white paperboard, and containerboard to be used in the park's tour guidebooks, posters and etc. Converted paper products, such as tissue paper, toilet paper rolls, packaging for foods, corrugated containers and other paper containers are also provided by Oji Group.

Almost all of the paper products used in the park are collected to be recycled. These materials are collected and reused through respective collection routes according to each grades.

These paper-recycling activities are playing a significant role in reducing the overall amount of waste to be disposed in Osaka City, where the park is located. Oji Paper will continue to pursue marketing advantages aimed at enhancing our corporate and brand images in cooperation with Universal Studios Japan in a host of fields.

New Paper Material for Paper Tray and Paper Bowl Processing

Oji Paper has developed a paper material suitable for use in paper tray and paper bowl processing called "Deep Squeeze Forming Process-use Paper". The new paper can be squeezed deeper to achieve a "deep, strong and smooth" formation, like that of plastic materials, to produce trays and bowl. Such processing is impossible using conventional paper.

An increasing awareness of the need for environmental preservation spurred implementation of some new laws in Japan. The Container and Packaging Recycling Law, effective since April 2000, obligates all the companies who produce or utilize packaging materials to pay the recycling costs. The Green Purchasing Law, which forces the Government and its related organizations to use environmentally friendly products, was implemented in April 2001. There is a movement in the marketplace to replace plastic containers by more environmentally friendly products as well.

Thus, improvements to the paper forming process could significantly expand the market for paper containers.

In addition to selling this paper, Oji Paper is ready to grant the forming technology in order to promote recyclable paper containers.



Tackling the Diverse Tasks of Environmental Conservation

Based on the principals laid out in the Oji Paper Environment Charter, the Oji Group is maintaining and developing a variety of corporate activities focused on "forest recycling" including the development of tree-planting projects and "paper recycling" in the interests of further increasing the utilization of used-paper resources, as well as the promotion of energy-saving measures.

Overseas Forest Plantation Projects

Oji Paper is involved in 8 overseas forest plantation projects totaling 90,000 ha (hectares) of land. Chips are currently only being imported from the JANT project in Papua New Guinea however from November 2001 imports will start coming from APFL (Australia) and next year from QPFL (Vietnam).

Our efforts in respect of promoting forest recycling center on the maintenance of huge areas of company-owned domestic forests in excellent condition. Now, we are engaging in overseas afforestation projects in such countries as Australia, New Zealand, Papua New Guinea and Vietnam.

Under Oji's Environmental Action Plan 21, our overseas tree-planting target is to plant a total of 200,000 hectares of new forests by 2010. When this target is achieved, it has been calculated that such forests will be absorbing the equivalent of 56% of the presumed amount of CO_2 generated by Oji Paper at that time.

Public Benefits of Oji Paper Domestic Forests Worth ¥580 Billion Annually

The Oji Paper Environmental Report 2000 is the second such report issued by Oji Paper since last year, and is a positive response to public demand for information on the environmental impact caused by industries. Oji Paper was the first company in the Japanese pulp and paper industry to announce the details of its discharges of environmental load substances. It have also revealed its PRTR (Pollutant Release and Transfer Register) situations conducted by the Federation of Economic Organizations (Keidanren), in advance of the government's implementation of the the PRTR Law.

Oji Paper was also the first Japanese paper maker to publicize its Environmental Accounts. We rearranged our accounting method this year to follow the Environment Agency's guideline.

Oji Paper has 190,000 ha of forests in Japan. We made a trial calculation to estimate the public benefits of these forests, such as absorbing CO_2, preventing floods and protecting variety of living creatures. According to the Japanese Government's formula to calculate public benefit of forests, Oji Paper forests showed to be worth ¥580 billion annually.

The Oji Paper Environmental Report 2000 outlines progress made on environmental issues based on the Oji Paper Environment Charter and the Environmental Action Plan 21. The report includes announcements on the discharge of substances that create an environmental load (SOx, NOx, BOD, COD, etc.), the self-imposed reduction of air pollutants (chloroform, benzene and formaldehyde), the discharge and effective reuse of industrial waste, the discharge of PRTR-listed substances and Environmental Accounts (Actual record for FY 1999).

The aggregate amount of environmental costs for FY 1999 was ¥31.3 billion (¥13.7 billion in investments and ¥17.6 billion in expenses). Investment in used-paper processing facilities account for more than 60% of the total at ¥8.4 billion. Pollution prevention costs account for a high percentage of total costs at 52%, or ¥9.2 billion, due to our strict compliance to environmental regulations around our mills, and our commitment to the environment.

DIP Facility Expansion at Tomakomai Mill

In order to further increase the used paper content ratio of newsprint, Oji Paper decided to expand the Tomakomai Mill's DIP (used paper De-Inked Pulp) facility in order to boost its production capacity by 350 tons/day beginning April 2002.

The Tomakomai Mill is one of Oji Paper's core production mills with an annual production capacity of approximately 1.1

VOLUME OF ENERGY USAGE


MJ/T
30,000
25,000
20,000
15,000
10,000
5,000
7,000
6,000
5,000
4,000
3,000
1980
1985
1990
1995
2000
2010
Estimated
Production Quantity (Thousand tons)
Total Energy Consumption Per Unit
Purchase of Energy in Unit Terms

*Oji Paper has set itself the target of reducing its purchase of energy in unit terms by 2010 by 10% compared with 1990.


Thousand tons
(FY 1990=100)
20,000
15,000
10,000
5,000
0
CO_2 Emission Amount
CO_2 Absorption Fixing
Net CO_2 Emission Amount
100 101 100 97 95 97 103 104
18 21 24 25 28 31 34 66
82 80 76 72 67 66 69 38
90 95 96 97 98 99 00 2010
Paper Products
Secondary Fuels
Fossil Fuels
Overseas Tree-Planting Activities
Domestic Tree-Planting Activities
(Total CO_2 emission amount minus CO_2 absorbed by tree-planting activities)



Eucalyptus seedlings planted and grown. (APFL in Australia)



Tomakomai Mill's current DIP facility with a production capacity of 1,350 tons per day.



RPF is an alternative clean energy fuel.

million tons of newsprint, and the current DIP facility has a production capacity of 1,350 tons per day. When the new reinforcement plan is implemented, the facility's production capacity will increase by approximately 26% to 1,700 tons per day, and the amount of used paper utilized in this production will rise to 700,000 tons annually. The DIP produced by the revamped facility will be mixed into the raw material for making newsprint, with the result that the used paper utilization ratio of the mill's newsprint will increase from 50% to 60%.

Oji Paper is also planning to further boost the Tomakomai Mill's DIP production capacity to 2,050 tons per day by undertaking a second DIP facility reinforcement on the same scale. When this plan is implemented, the mill's newsprint used paper content ratio will rise to 70%.

We are positively carrying out a variety of activities in line with the Oji Paper Environment Charter, of which "forest recycling"—comprising the active promotion of overseas tree-planting projects—and "paper recycling"—which involves the promotion of used paper as a material for paper production—are among the most prominent.

Helping to reduce waste and prevent further global warming, Oji Paper has adopted a policy of greatly reducing its emissions of carbon dioxide (CO_2) by using refuse paper and plastic fuel (RPF). RPF is made from paper and plastic waste that cannot be effectively recycled at present, therefore recycling these materials to make fuel does not result in any net increase in CO_2 emissions. RPF is an alternative clean energy fuel that can help to reduce current levels of CO_2 emissions from fossil fuels while at the same time reducing the amount of waste sent for incineration or landfill.

Oji Paper's current energy consumption of fossil fuels is 44% of the total energy used by the company. Non-fossil fuels such as biomass energy (energy collected from kraft pulp process waste) is 39% and electricity purchased from outside sources accounts for 14%, with the remaining 3% provided by hydroelectric power. Oji Paper is planning on drastically reducing its CO_2 emissions by increasing the percentage of use of non-fossil fuels through switching more of its facilities to RPF in the future.

As the first step, we are planning to install-RPF capable high-efficiency power boilers at the Tomakomai Mill and the Oita Mill. The expected cost of the new facilities at both mills is to be a total ¥15 billion. Oji Paper is also studying the possibility of installing RPF-usable boilers at the Kasugai Mill and the Nichinan Mill.

These measures include the promotion of "thermal recycling", in which collected used paper that cannot be recycled to make recycled paper products is effectively used to produce energy. RPF is a main solution of our thermal recycling.

Oji Paper is promoting the "cascade use of waste paper" (effective use of used paper in accordance with its quality) as a policy to meet the needs of the resources recycling society. This will be achieved by the combination of material recycling, which we already pursue, with the thermal recycling activities.

All Oji Paper Mills will Obtain ISO-14001 Certification within 2001 FY

Recently, Oji Paper's Matsumoto Mill obtained ISO-14001 approval certification from the ISO Inspection Department of the Japan Quality Assurance Organization (JQA), thus becoming the twelfth of Oji Paper's mills to do so.

The Matsumoto Mill produces high quality linerboards to be made into corrugated containers, making a major contribution to the environment by paper recycling and trash reduction. More than 85% of the material for the mill's products is waste paper. Furthermore, our employees are actively cooperating with local authorities and residents in environmental preservation projects.

Our goal is to obtain ISO-14001 certification for all seventeen of our production mills within the 2001 fiscal year.

Overseas Operations



Developing Road-Maps for Global Competition

Oji Paper is establishing local production and sales organizations in Asia, North America and Oceania in an effort to become a truly global enterprise that competes successfully in the Japanese and international marketplaces, while positively proceeding with overseas tree-planting initiatives.

Oji Paper Affiliate JBP Buys Out CENIBRA

JBP (Japan Brazil Paper and Pulp Resources Development Co., Ltd.), a joint venture of Oji Paper and 15 other companies, was established in 1973 as a national project of both Brazil and Japan.

JBP holds CENIBRA (Celulose Nipo-Brasileira S.A.), a Brazilian pulp company, jointly with Brazilian company CVRD (Companhia Vale da Rio Doce). As CVRD, former government-owned company privatized in 1997, decided to sell its 51.48% holding in CENIBRA to concentrate on their core business, JBP decided to buy out the shares to make CENIBRA a 100% JBP controlled company. JBP increased capital to afford some part of US$670 million required for the buy-out.

Oji Paper also made decision to buy 57.0% of JBP's this capital increase of ¥31.8 billion (approximately US$256.6 million), and finally hold 39.8% of JBP shares.

The buy-out will provide a sufficient future return on investment, as CENIBRA's profitability is very high and will contribute to Oji Papers medium- and long-term management plan for Asia by providing a secure pulp base for development.

CENIBRA owns completely sustainable plantation of trees and is a valued pulp business with one of the world's highest cost competitiveness.

Reorganization of Howe Sound Pulp & Paper Limited in Canada

Howe Sound Pulp and Paper Limited ("HSPP"), a joint-venture between Oji and Canfor Corporation ("Canfor") which produces newsprint and market pulp in its mill located in British Columbia, Canada. Oji and Canfor have agreed on a fundamental reorganization of HSPP in order to strengthen its business stability.

The loss amount of ¥13.3 billion which resulted from the reorganization, was recognized for Oji's non-consolidated financial statements (¥15.3 billion for consolidated financial statements) as extraordinary losses in the fiscal year 2000.

In the reorganization, Canfor will commit to enhance HSPP's fiber basis. Such commitments will result in a significant improvement of HSPP's fiber security from less than 30% to approximately 70%, enhancement of the fiber basis and stability of the fiber cost.

Improving HSPP's financial structure through reorganization, HSPP realized tax losses which Canfor will be able to use. Both Oji and Canfor will invest in capitals of HSPP by using the benefit of such tax losses Canfor will receive. The maximum amount of the capital contributions will be approximately CDN$118 million, including approximately CDN$60 million that was paid in at completion of the reorganization. In addition, with the capital contributions, HSLP made prepayment of the long-term loans to improve its financial structure and will be able to reduce the interest payments (estimated to be CDN$6 million reduction per year).

In connection with this reorganization, HSPP was changed from a limited company to a limited partnership (Howe Sound Pulp and Paper Limited Partnership). However, the existing economic interests of Oji and Canfor and HSPP's operations are not changed and the employment of all present employees continues.

As a result of the change from being a limited company to a limited partnership, the financial results of HSLP will be reflected in Oji's non-consolidated financial statements in accordance with the Japanese accounting standards and also HSLP's tax treatment will be included in Oji's tax calculations in Japan.

HSLP's business result will not contribute to Oji Paper's profit for the first few years due



HSLP's manufacturing facility in British Columbia, Canada.



CENIBRA's pulp production mill in Brazil.



Oji Specialty Paper (Shanghai) Co., Ltd., a new thermal paper mill in China.



Pulp production process in CENIBRA.



CENIBRA's eucalyptus forest in Brazil.

to the Japanese accounting standards and depreciation costs will significantly increase for the initial few years, coming from the difference of durable years of fixed assets between Canada and Japan. Thereafter, HSLP will contribute to improve Oji's bottom line.

Global Reinforcement of Thermal Paper Business

1. Establishing a New Thermal Paper Converting/Sales Company in Shanghai

Oji Paper established a new company called Oji Specialty Paper (Shanghai) Co., Ltd. in the Shanghai area of the People's Republic of China to handle converting and sales of thermal paper in a step aimed at full-scale development of its thermal paper business in China.

Oji Paper expects China to be a major future market in high-grade diversified thermal paper products. We have already developed our thermal paper business in China in mainly general grade products such as fax paper. The Oji Paper Group boasts a 25% share of the global market and is the world's top manufacturer of thermal paper.

Production bases are located in the USA, KSP (KANZAKI SPECIALTY PAPERS INC. Massachusetts, USA) and Europe, KANZAN (KANZAN Spezialpapiere GmbH Dueren, Germany) as well as in Japan (Iwabuchi, Kanzaki and Nichinan Mills). At Oji Paper's thermal paper business in China is positioned as one of the priority tasks in our management strategy. Accordingly, by taking advantages of our accumulated technologies in paper making and converting, we are pursuing a plan to construct an integrated business from production to converting and sales of thermal paper in China.

2. KSP Entering Into an Alliance with MACTAC in USA

Oji Paper's affiliated company Kanzaki Specialty Papers Inc. (KSP), a leading producer of thermal paper in USA, agreed to sell its adhesive label business by US$45 million to Morgan Adhesives Company (MACtac) in September 2000. At the same time, KSP entered into a long-term alliance with MACtac that KSP exclusively supplies thermal label face stock to the company. MACtac is an adhesive label business subsidiary of Bemis Company, Inc., whose major business is packaging materials and adhesive labels.

KSP was established in 1986 to manufacture and sell thermal paper in North America, the largest market for it. Thermal paper for fax was KSP's main product at the time of establishment, but KSP was also successful in changing the product portfolio to thermal printer grades and thermal label as the demand for fax grades decline.

3. Increased shareholding of KANZAN, Germany

Oji Paper decided to reinforce thermal business also in Europe. Oji Paper holds Kanzan Spezialpapiere GmbH (KANZAN) together with Zanders Feinpapiere AG in Germany. KANZAN's business is production and sales of thermal paper using their own made base paper. We have also agreed to buy out 42.5% KANZAN shares from Zanders, making Oji Paper to hold a total 90% of the KANZAN shares.

Oji Paper Group is the largest thermal paper manufacturing company having approximately 25% share in the world market and is increasing its share to further strengthen Oji's position as a leading company for communication paper in Europe and North America.



Kanzaki Specialty Papers Inc. thermal paper production facility in the USA.



BOARD OF DIRECTORS
From left to right:
Haruo Shimizu Executive Vice President,
Michio Terasawa Executive Vice President,
Shoichiro Suzuki President & CEO,
Masahiko Ohkuni Chairman,
Kentaro Nagaoka Executive Vice President,
Makoto Kinzuka Executive Vice President

BOARD OF DIRECTORS AND CORPORATE OFFICERS

Masahiko Ohkuni
Chairman

Shoichiro Suzuki
President and Chief Executive Officer

Makoto Kinzuka
Executive Vice President

Michio Terasawa
Executive Vice President

Kentaro Nagaoka
Executive Vice President

Haruo Shimizu
Executive Vice President

Masahiko Asai
Senior Managing Director

Katsumi Watari
Executive Director, Packaging

Yoichi Okumura
Executive Director, Corporate Planning & Asia Research

Koji Egawa
Executive Director, Household Products

Atsuo Shioiri
Executive Director, Specialty Papers

Toshiyuki Egawa
Executive Director, Newsprint Business

CORPORATE AUDITORS

Minoru Fukushima
Senior Corporate Auditor

Sakae Tamaki
Corporate Auditor

Yoh Takeuchi
Corporate Auditor

Tokugoro Murayama
Corporate Auditor

CORPORATE OFFICERS

Noritoshi Watanabe
Executive Officer, Saga Mill & Oita Mill

Hajimu Hirai
Executive Officer, Corporate Logistics

Sohei Nakamura
Executive Officer, Tomakomai Mill

Hideki Yamamoto
Executive Officer, Fuji Mill

Shozo Watanabe
Executive Officer, Kasugai Mill

Katsutoshi Miyata
Executive Officer, Controller

Shigeru Ikemoto
Executive Officer, Paper Business

Masaaki Masuda
Executive Officer, Yonago Mill

Kazuya Jinno
Officer, Raw Materials & Purchasing

Hideyuki Usui
Officer, North American Operations

Makoto Ando
Officer, Human Resources

Yoshihisa Nakano
Officer, Nichinan Mill

Naotoshi Sekiguchi
Officer, Communications Paper

Nobuyoshi Yamamoto
Officer

Setsuo Saeki
Officer, Specialty Papers

Norimasa Kiyota
Officer, Production of Household Products

Shogo Sakurai
Officer, Finance

Mitsuteru Osaka
Officer

Yasuhiro Terashima
Officer

Tohru Inoue
Officer, Vice President, Packaging

Hiroyuki Hatouchi
Officer

Shunsuke Okushima
Officer, Research & Development

Jun Kajita
Officer, Technology

Yoshihiro Kanamaru
Officer, Tomioka Mill

Iwahiro Uchimoto
Officer, Kushiro Mill

Kazuhisa Shinoda
Officer, Affiliated Companies Administration

(As of June 28, 2001)

Five-Year Summary

Consolidated	(Millions of yen, except for per share amounts)				
	2001	2000	1999	1998	1997
Net sales	¥1,252,942	¥1,205,474	¥1,206,186	¥1,348,703	¥1,133,201
Net income (loss)	12,782	5,630	(12,402)	10,998	12,926
Per share:					
Net income (loss)# (in yen)	12.37	5.45	(12.00)	10.67	14.57
Cash dividends (in yen)	8.00	8.00	8.00	10.00	9.50
Total assets	1,704,266	1,723,430	1,757,182	1,795,543	1,787,813
Total Shareholders' equity	436,614	442,052	446,631	456,221	454,232
	(Thousands of U.S. dollars, except for per share amounts*)				
	2001	2000	1999	1998	1997
Net sales	$10,112,526	$9,729,411	$9,735,157	$10,885,416	$9,146,094
Net income (loss)	103,164	45,440	(100,097)	88,765	104,326
Per share:					
Net income (loss)# (in dollars)	0.100	0.044	(0.097)	0.086	0.118
Cash dividends (in dollars)	0.065	0.065	0.065	0.081	0.077
Total assets	13,755,174	13,909,847	14,182,260	14,491,872	14,429,483
Total Shareholders' equity	3,523,923	3,567,813	3,604,770	3,682,171	3,666,118

Overview

During the term under review, the Japanese economy was characterized by a mild recovery under conditions in which private consumption wavered between rising and falling, private facilities investment recovered slightly and corporate profits edged higher. However, during the second half of the term, the economic growth rate again showed a tendency toward decline under the influence of the worldwide economic slowdown centered on the U.S., with the result that the future prospects for the Japanese economy remained opaque.

In the pulp and paper industry, the demand for paper products recovered significantly amid increasing demand from the advertisement printing and IT-related equipment operating manual fields. In the paperboard field, however, while demand was steady during the first half, there was a fall in the demand for packaging-use corrugated containerboard products in the second half of the term. Meanwhile, market prices for both paper and paperboard exhibited modest increases during the term.

With respect to production, Oji Paper positively promoted the development of new products that match the demands of the current era. For example, harnessing the Oji Paper Group's advanced technological prowess and its commitment to environmental protection, we developed and sold several new 21st century-style products such as paper designed to preserve its contents for 1000 years into the future and paper made from wood 100% derived from Oji Paper's own plantation forests. Also, in response to changes in the demand structure, and specifically to a diversification of requests in respect of quality, we took steps to further raise the level of its production technology and to ensure more effective operation of its facilities.

Under the above circumstances, the Oji Paper Group will attempt to establish a production system that minimizes costs by carrying out the following measures: (1) promoting a flexible sales strategy responsive to the demand and supply environment while working towards a further recovery of prices, (2) reinforcing and reinvigorating the Group's corporate prowess by working energetically to achieve effective cost reductions, and (3) pursuing production system restructuring both by making optimum use of currently existing facilities and by installing new state-of-the-art facilities.

Net Sales

In fiscal year 2001, consolidated net sales of Oji Paper and its consolidated subsidiaries totaled to ¥1,252,942 million (US$10,113 million), increased in comparison with the previous year's figure of ¥1,205,474 (US$9,729 million). Despite the slump in general consumer demand, the overall volume of sales increased year-on-year.

Due to the strong demand for paper, prices have partially recovered. Although prices have not yet reached ideal levels, they did made a contribution to our


Net Sales
(Billions of Yen)
1,400
1,300
1,200
1,100
1,000
900
800
0
97 98 99 00 2001


Net Income
(Billions of Yen)
20
15
10
5
0
99
97 98 00 2001
(12)


Net Income Per Share
(Yen)
20
15
14.57
10.67
12.37
5.45
10
5
0
99
97 98 00 2001
(12.00)


Total Assets
(Billions of Yen)
1,800
1,600
1,400
1,200
1,000
800
600
0
97 98 99 00 2001


Total Shareholders Equity
(Billions of Yen)
500
400
300
200
100
0
97 98 99 00 2001

business performance.

On a segmented basis, sales of pulp and paper products including newsprint, printing paper, packaging paper, paperboard, etc. totaled ¥769,806 million (US$6,213 million), a rise of about 5% on the previous year. Sales of converted paper products such as corrugated containers, boxboard, thermal paper and self-adhesive paper, etc. were higher than the previous year's figure at ¥361,567 million (US$2,918 million). Wood and tree-planting increased by about 2% to ¥87,345 million (US$705 million), and other sales including real estate, cornstarch and machinery declined slightly by 1% to ¥191,336 million (US$1,544 million).

Income and Expenses

During the year under review, the cost of sales dropped by about 1% to ¥943,578 (US$7,616 million), and the cost of sales as a percentage of net sales fell by about the same amount, resulting in an increase of about 19% in gross profit to ¥309,364 million (US$2,497 million). Although selling, general and administrative expenses rose slightly by 2% year-on-year to ¥236,846 million (US$1,912 million), operating income jumped by 152% to ¥72,518 million (US$585 million), and the ratio of operating income to net sales jumped from 2% to 6%.

Net other income (expenses) for the fiscal year 2001, which includes interest and dividend income, interest expenses and provision for retirement benefits, etc. showed a loss of ¥50,656 million (US$409 million), more than three-times of the loss for the previous year. After factoring in income taxes and minority interests in consolidated subsidiaries, consolidated net income for the fiscal year 2001 was ¥12,782 million (US$103 million), an increase of ¥7,152 million (US$58 million) over the previous year. In line with Oji Paper's increasing profitability during the year under the review, the basic net income per share of common stock jumped to ¥12.37 from ¥5.45 during the previous year.

Financial Position

Total assets as of March 31, 2001, stood at ¥1,704,266 million (US$13,755 million), representing a decline of about 1% in comparison with the previous year. Total current assets rose by more than 4%, ending the year at ¥569,030 million (US$4,593 million) owing to inventory and trade receivables increases. On the property, plant and equipment side, machinery and equipment (including automobiles, tools, etc.) dropped while land and construction in progress increased by ¥1,304 million (US$11 million) and ¥10,448 million (US$84 million) respectively. As a result, total property, plant and equipment was reckoned to be worth ¥906,683 million (US$7,318 million), down slightly more than 2% on the previous year's figure. Total investments and other assets registered a decline of 1.5% to stand at ¥228,553 million (US$1,845 million), due mainly to a substantial drop in investments in unconsolidated subsidiaries and affiliates.

Moving on to the liabilities side of the balance sheet, a decrease of 6% in total current liabilities to ¥748,273 million (US$6,039 million) from the previous year's figure. On the other hand, total non-current liabilities rose by over 7% to ¥509,845 million (US$4,115 million) due to an increase in interest-bearing debt. As a result, total liabilities declined by 1% year-on-year to stand at ¥1,258,118 million (US$10,154 million).

Total shareholder's equity dipped slightly from ¥442,052 million in the fiscal year 2000 to ¥436,614 million (US$3,524 million) in the year under review.

Cash Flows

Net cash provided by operating activities totaled ¥157,840 million (US$1,274 million). Investing activities employed net cash to the amount of ¥77,086 million (US$622 million), chiefly in the acquisition of fixed assets, and the cash outflow from financing activities of ¥80,578 million (US$650 million) is mainly due to redemption of bonds.

CONSOLIDATED BALANCE SHEETS

OJI PAPER CO., LTD. AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2000	**2001**
ASSETS			
Current assets:			
Cash and bank deposits (Note 3)	**¥ 42,001**	¥ 42,894	**$ 338,991**
Marketable securities (Note 4)	**4,010**	13,784	**32,365**
Trade receivables	**324,139**	312,604	**2,616,134**
Inventories (Note 5)	**164,062**	145,391	**1,324,149**
Deferred income taxes (Note 6)	**18,901**	19,084	**152,550**
Other	**17,632**	17,737	**142,308**
Less: Allowance for doubtful accounts	**(1,715)**	(2,777)	**(13,842)**
Total current assets	**569,030**	548,717	**4,592,655**
Property, plant and equipment (Note 5):			
Buildings and structures	**483,713**	470,799	**3,904,060**
Machinery and equipment	**1,635,829**	1,608,574	**13,202,816**
	2,119,542	2,079,373	**17,106,876**
Less: Accumulated depreciation	**(1,476,764)**	(1,403,375)	**(11,918,999)**
	642,778	675,998	**5,187,877**
Land	**183,305**	182,001	**1,479,459**
Forests and afforestation	**54,896**	55,646	**443,067**
Construction in progress	**25,704**	15,256	**207,458**
Total property, plant and equipment	**906,683**	928,901	**7,317,861**
Investments and other assets:			
Investments in securities (Note 4)	**130,231**	115,453	**1,051,098**
Investments in unconsolidated subsidiaries and affiliates (Note 5)	**46,105**	62,144	**372,115**
Intangibles	**8,813**	8,337	**71,130**
Deferred income taxes (Note 6)	**23,014**	24,349	**185,747**
Other assets	**20,390**	21,944	**164,568**
Total investments and other assets	**228,553**	232,227	**1,844,658**
Foreign currency translation adjustment	**—**	13,585	**—**
Total assets	**¥1,704,266**	¥1,723,430	**$13,755,174**

See notes to the consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2000	**2001**
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term borrowings and current-portion of long-term debt (Note 5)	**¥ 421,003**	¥ 509,476	**$ 3,397,926**
Trade payables	**231,023**	202,172	**1,864,592**
Income taxes payable	**5,283**	3,291	**42,639**
Accrued expenses	**52,652**	44,985	**424,956**
Other	**38,312**	35,137	**309,217**
Total current liabilities	**748,273**	795,061	**6,039,330**
Non-current liabilities:			
Long-term debt (Note 5)	**389,678**	369,440	**3,145,101**
Accrued retirement benefits (Notes 2 and 7)	**89,400**	76,137	**721,550**
Deferred income taxes (Note 6)	**17,148**	15,656	**138,402**
Other	**13,619**	14,442	**109,919**
Total non-current liabilities	**509,845**	475,675	**4,114,972**
Total liabilities	**1,258,118**	1,270,736	**10,154,302**
Minority interests in consolidated subsidiaries	**9,534**	10,642	**76,949**
Contingent liabilities (Note 9)			
Shareholders' equity (Notes 8 and 12):			
Common stock, par value ¥50 per share:			
Authorized: 2,400,000,000 shares			
Issued: 1,033,382,120 shares as of March 31, 2001 and 2000	**103,881**	103,881	**838,426**
Additional paid-in capital	**98,716**	98,716	**796,739**
Revaluation of land	**1,716**	1,714	**13,850**
Retained earnings	**241,723**	237,761	**1,950,952**
	446,036	442,072	**3,599,967**
Foreign currency translation adjustment	**(9,417)**	—	**(76,004)**
Less: Treasury stock	**(5)**	(20)	**(40)**
Total shareholders' equity	**436,614**	442,052	**3,523,923**
Total liabilities and shareholders' equity	**¥1,704,266**	¥1,723,430	**$13,755,174**

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

OJI PAPER CO., LTD. AND CONSOLIDATED SUBSIDIARIES
Year ended March 31, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2000	2001
Net sales	¥1,252,942	¥1,205,474	$10,112,526
Cost of sales	943,578	944,840	7,615,642
Gross profit	309,364	260,634	2,496,884
Selling, general and administrative expenses	236,846	231,895	1,911,590
Operating income	72,518	28,739	585,294
Other income (expenses):			
Interest and dividend income	2,741	3,068	22,123
Gain on sale of marketable securities	365	5,300	2,946
Gain on securities contribution to employee retirement benefit trust	25,291	—	204,124
Interest expense (Note 2)	(14,325)	(15,295)	(115,617)
Loss on write-down of investments in securities	(2,468)	(3,119)	(19,919)
Loss on sale of investments in securities	(16,147)	—	(130,323)
Amortization of transition amount derived from accrued retirement benefits (Note 7)	(45,825)	—	(369,855)
Provision for retirement benefits	—	(2,891)	—
Loss on retirement of fixed assets	(8,639)	(6,111)	(69,726)
Other, net	8,351	3,148	67,401
	(50,656)	(15,900)	(408,846)
Income (loss) before income taxes and minority interests	21,862	12,839	176,448
Income taxes:			
Current	(6,720)	(4,629)	(54,237)
Deferred (Note 6)	(2,723)	(3,287)	(21,977)
	(9,443)	(7,916)	(76,214)
	12,419	4,923	100,234
Minority interests in losses of consolidated subsidiaries	363	707	2,930
Net income (loss)	12,782	5,630	103,164
Retained earnings:			
Balance at beginning of year	237,761	244,048	1,918,975
Increase:			
Increase due to a merger of subsidiaries	112	—	904
Other	26	20	209
Decrease:			
Decrease due to retroactive recognition of deferred income taxes on revaluation of subsidiary's net assets	—	(1,382)	—
Decrease due to exclusion of consolidated subsidiaries	(181)	(1,932)	(1,461)
Cash dividends	(8,267)	(8,267)	(66,723)
Directors' bonuses	(504)	(356)	(4,068)
Other	(6)	—	(48)
Balance at end of year	¥ 241,723	¥ 237,761	$ 1,950,952
	Yen		U.S. dollars (Note 1)
Per share of common stock:			
Net income (loss) — basic	¥12.37	¥5.45	$0.100
Cash dividends applicable to the year	8.00	8.00	0.065

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

OJI PAPER CO., LTD. AND CONSOLIDATED SUBSIDIARIES
Year ended March 31, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Cash flows from operating activities:			
Income before income taxes and minority interests	¥21,862	¥12,839	$176,448
Depreciation and amortization	91,738	94,527	740,420
Equity in earnings of affiliates	(4,125)	(1,118)	(33,293)
Gain on sale of marketable securities	(365)	(5,300)	(2,946)
Loss on write-down of investments in securities	2,468	3,119	19,919
Loss on retirement of fixed assets	8,639	6,111	69,726
Increase in trade receivables	(9,389)	(15,794)	(75,779)
Decrease in inventories	(16,706)	21,860	(134,834)
Increase in trade payables	28,181	9,245	227,450
Interest expenses	14,325	15,295	115,617
Gain or loss on sale of investments in securities	16,147	(1,182)	130,323
Other, net	20,373	(10,869)	164,431
Subtotal	173,148	128,733	1,397,482
Interest and dividends received	3,132	3,581	25,278
Interest paid	(14,067)	(15,416)	(113,535)
Income taxes paid	(4,373)	(3,361)	(35,294)
Net cash provided by operating activities	157,840	113,537	1,273,931
Cash flows from investing activities:			
Proceeds from sale of marketable securities	262	8,707	2,115
Acquisition of fixed assets	(72,132)	(70,678)	(582,179)
Proceeds from sale of fixed assets	4,740	6,371	38,257
Acquisition of investments in securities	(6,832)	(5,303)	(55,141)
Proceeds from sale of investments in securities	472	3,765	3,810
Acquisition of consolidated subsidiaries, net of cash acquired (Note 3)	(3,359)	(6,118)	(27,111)
Payments for advances	(3,697)	(5,441)	(29,839)
Proceeds from collection of advances	3,348	10,415	27,022
Other, net	112	23	903
Net cash used in investing activities	(77,086)	(58,259)	(622,163)
Cash flows from financing activities:			
Net decrease in short-term borrowings	(21,286)	(64,116)	(171,800)
Borrowing of long-term debt	13,421	44,173	108,321
Repayments of long-term debt	(35,102)	(33,948)	(283,309)
Proceeds from issue of bonds	40,000	—	322,841
Redemption of bonds	(69,211)	—	(558,604)
Cash dividends paid by the Company	(8,267)	(8,267)	(66,723)
Other, net	(133)	373	(1,073)
Net cash used in financing activities	(80,578)	(61,785)	(650,347)
Effect of foreign currency translation on cash and cash equivalents	456	(938)	3,680
Net increase (decrease) in cash and cash equivalents	632	(7,445)	5,101
Cash and cash equivalents at beginning of year	44,353	52,515	357,974
Increase in cash and cash equivalents due to mergers of subsidiaries	140	122	1,130
Decrease in cash and cash equivalents due to exclusion of consolidated subsidiaries	(126)	(839)	(1,017)
Cash and cash equivalents at end of year (Note 3)	¥44,999	¥44,353	$363,188

1. Basis of Presenting The Consolidated Financial Statements

(a) Accounting Principles

The accompanying consolidated financial statements have been prepared from the accounts maintained by OJI PAPER CO., LTD. ("the Company") and its consolidated subsidiaries ("the Companies") in conformity with accounting principles and practices generally accepted in Japan. Such accounting principles and practices could differ in certain respects from the International Accounting Standards that are currently being considered by many countries. Therefore, the consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices of various countries and jurisdictions other than Japan.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified for the convenience of readers outside Japan.

(b) U.S. dollar amounts

U.S. dollar amounts presented in the accompanying consolidated financial statements are included solely for the convenience of the reader. These translations should not be construed as representation that the yen amounts actually represent, or have been or could be converted into U.S. dollars. The rate of ¥123.90 to U.S. $1, prevailing on March 31, 2001, has been used for translation into U.S. dollor amounts in the accompanying consolidated financial statements.

2. Summary of Significant Accounting Policies

(a) Scope of Consolidation and Elimination

The Company had 190 subsidiaries at March 31, 2001 (197 at March 31, 2000). The accompanying consolidated financial statements include the accounts of the Company and 84 subsidiaries at March 31, 2001 (84 at March 31, 2000).

The accounts of the remaining 106 unconsolidated subsidiaries had insignificant amounts of total assets, net sales, net income and surplus, and therefore have been excluded from consolidation.

(b) Elimination of Intercompany Accounts

For the purposes of preparing the consolidated financial statements, all significant inter-company transactions, account balances and unrealized profits among the Companies have been entirely eliminated, and the portion attributable to minority interests is charged/credited to "Minority interests".

For the elimination of investments in the common stock of consolidated subsidiaries, together with the equity in net assets of such subsidiaries, any difference between such investment costs and the amount of underlying equity in net assets of the subsidiaries is allocated to proper accounts. Remaining difference is being amortized over a period of five years on a straight-line basis.

(c) Investments in Unconsolidated Subsidiaries and Affiliates

At March 31, 2001, the Company had 81 affiliates (85 for 2000). Investments in 19 affiliates for the year ended March 31, 2001 (22 for 2000) are accounted for by the equity method by which such investments are carried at cost adjusted for equity in undistributed earnings (deficit) and the Company's net income includes its equity in net income (loss), less cash dividend received, with elimination of inter-company profits.

However, the remaining 106 subsidiaries and 62 affiliates (63 affiliates for 2000) do not have material effect on net income or retained earnings in the consolidated financial statements and therefore, these investments are carried at cost.

(d) Remeasurement of Assets and Liabilities of Subsidiaries

Assets and liabilities of the subsidiaries are required to be remeasured at fair value as of the date of acquisition of control.

The Company adopts "full fair value method" thereby all the assets and liabilities of the subsidiaries are marked to fair value as of the acquisition of control.

(e) Translation of Foreign Currency Statements (Accounts of Overseas Subsidiaries and Affiliates)

Translation into Japanese yen of the foreign currency financial statements of overseas subsidiaries and affiliates (those accounted for by the equity method) have been made by the method prescribed by the Japanese accounting standards for such translation.

Under such method, all assets and liabilities of the subsidiaries and affiliates are translated by applying the current rate of exchange prevailing at the balance sheets dates, while common stock and additional paid-in capital are translated by the historical exchange rates. Revenues and costs or expenses are translated by the current exchange rate. Accordingly, adjusting accounts are set up in the balance sheets and statements of income and retained earnings to make the debit and credit totals agree and to enable the reconciliation of the beginning balance with the ending balance of retained earnings.

Such account balance is shown as "foreign currency translation adjustment" in the accompanying consolidated financial statements. “Foreign currency translation adjustment” has been required to be included in shareholders’ equity as a result of adopting the revised Accounting Standards for Foreign Currency Transactions and Financial Statements with effect from the year ended March 31, 2001.

(f) Financial Instruments

Until the year ended March 31, 2000, all of financial instruments consisting of derivatives and securities had been stated at cost.

Effective from the year ended March 31, 2001, the Companies adopted the new Japanese accounting standard for financial instruments, which is effective for periods beginning on or after April 1, 2000, except that mark-to-market accounting for other securities will be effective for the year beginning on or after April 1, 2001. The adoption of new standard resulted in no material effect on “Income before income taxes and minority interests” for the year ended March 31, 2001.

(i) Derivatives

Under the new standard, all derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise, except for derivatives that are designated as "hedging instruments". The Companies adopts hedge accounting to all of derivatives. (see (iii) Hedge Accounting below)

(ii) Securities

Securities held by the Companies are, under the new standards, classified into three categories;

Held-to-maturity debt securities, that the Companies have intent to hold to maturity, are stated at cost after accounting for premium or discount on acquisition, which are amortized over the period to maturity.

Investments in unconsolidated subsidiaries and affiliates are valued based on the method described in the above 2.(c).

Other securities, for which market quotations are available or not, are valued at cost, which is determined by the moving-average method, except as stated in the paragraph below.

In case where the fair value of held-to-maturity debt securities, investments in unconsolidated subsidiaries and affiliates, or other securities has declined significantly and such impairment of the value is not deemed temporary, those securities are written down to the fair value and the resulting losses are included in net profit or loss for the period.

Under the new standard, the other securities held by the Companies are presented as "Investments in securities". As a result of re-categorization at the beginning of the current year, short-term investments in securities have decreased by ¥11,289 million ($91,114 thousand) and investments in securities have increased by the same amount.

(iii) Hedge Accounting

Unrealized gains or losses arising from changes in fair value of the derivatives designated as "hedging instruments" are deferred as an asset or liability until the profits and losses on the hedged items or transactions are recognized.

In accordance with the exceptional measure under the Japanese Accounting Standard for Foreign Currency Translation, the Companies do not record certain forward exchange contracts at market value but translates underlying foreign currency denominated assets or liabilities using the contractual rate under these contracts as long as such contracts meet the criteria for applying hedge accounting under the Japanese Accounting Standard for Financial Instruments.

Furthermore, in accordance with the special measure under the Accounting Standard for Financial Instruments, the Companies do not record certain interest swap arrangements at market value but charges or credits net cash flows from the swap arrangements to interest arising from the hedged borrowings, as long as these arrangements meet the specific criteria under the standard.

The derivatives designated as hedging instruments by the Companies are principally forward exchange contracts and interest rate swaps arrangements. The related hedged items are monetary receivables and payables denominates in foreign currencies, bank borrowings and bonds.

The Companies have a policy to utilize the above hedging instruments in order to reduce the Company's exposure to the risk of foreign exchange and interest rate fluctuation. Thus, the Companies' purchase of the hedging instruments are limited to, at maximum, the amounts of the hedged items.

The Companies evaluate effectiveness of its hedging activities by reference to the accumulated gains or losses on the hedging instruments and the related hedged items every half year from the commencement of the hedges.

(g) Inventories

Inventories are stated principally at the lower of cost or market. The cost of finished goods, merchandise, work in process and raw materials is determined primarily by the half-year average method, while the cost of real estate for sale is determined on the individual project basis.

(h) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is computed principally by the declining-balance method at rates based on the estimated useful lives. Machinery and equipment for production at several manufacturing plants and buildings acquired after April 1, 1998 are depreciated by the straight-line method.

(i) Translation of Foreign Currency Transactions

Revenue and expense items arising from transactions denominated in foreign currencies are translated into Japanese yen in general at the rates effective at the respective translation dates.

Foreign currencies and receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rate prevailing at the respective balance sheets dates and the resulting translation gain or loss is included in determination of net income for the year.

(j) Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided for the amount based on the bad debt loss ratio derived from their own loss history. An additional amount is provided for the possible losses on certain doubtful accounts.

(k) Pension and Severance Plan

Until the year ended March 31, 2000, the Companies had provided for accrued retirement benefits in an amount equivalent to the present value of the retirement benefits payable upon retirement of all employees at year-end date (the retirement benefits are reduced by the benefits covered by funded pension plans).

With effect from the year ended March 31, 2001, the Companies adopted the new Japanese accounting standard for retirement benefits, which became effective for periods beginning on or after April 1, 2000. In accordance with the new standard, the accrued retirement benefits as of March 31, 2001 represents the estimated present value of projected benefit obligations in excess of the fair value of the plan assets except that, as permitted under the new standard, the unrecognized transition amount arising from adopting the new standard of ¥62,522 million (US$504,617 thousand) at April 1, 2000 (the beginning of year) was set off against the employee retirement benefit trust amounting to ¥29,127 million (US$ 235,085 thousand).

As a result of adopting the new standard, net pension expense for the year ended March 31, 2001 has increased by ¥41,382 million (US$333,995 thousand) and income before income taxes and minority interests has decreased by ¥16,849 million (US$135,989 thousand) as compared with the amounts which would have been reported if the previous standard had been applied consistently.

(l) Reserve for Retirement Benefits to Directors and Statutory Auditors

Reserve for retirement benefits to directors and statutory auditors is provided for the amounts of liability pursuant to the Company and its subsidiaries' regulations. The balance of this reserve in an amount of ¥3,446 million (US$27,813 thousand) at March 31, 2001 is included in accrued pension and severance costs.

(m) Income Taxes

Income taxes of the Company and its domestic subsidiaries consist of corporate income taxes, local inhabitants taxes and enterprise taxes. Deferred income taxes are provided for in respect of temporary differences between the tax basis of assets and liabilities and those as reported in the financial statements.

3. Reconciliation of Cash and Cash Equivalents of Consolidated Statement of Cash Flows and Account Balances of Consolidated Balance Sheet

"Cash and cash equivalents" comprised cash on hand, bank deposits that are withdrawable on demand and short-term investments due within three months and substantially free from any price fluctuation risk.

Cash and cash equivalents at March 31, 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Cash and bank deposits	**¥42,001**	¥42,894	**$338,991**
Time deposits with deposit term of over 3 months	**(879)**	(598)	**(7,094)**
Short-term investments included in marketable securities, which are essentially free from price fluctuation risk	**3,877**	2,057	**31,291**
Cash and cash equivalents	**¥44,999**	¥44,353	**$363,188**

4. Marketable Securities and Investments in Securities

As described in Note 2. (f), securities are classified under the new standards. Under such categories, market value information on securities held by the Companies at March 31, 2001 is summarized as follows:

	Millions of yen	Thousands of U.S. dollars
	2001	**2001**
a. Held-to-maturity debt securities:		
Commercial paper	**¥ 3,776**	**$30,476**
b. Other securities:		
Unlisted shares	**15,802**	**127,538**
Preferred investment securities	**999**	**8,063**

As described in Note 2. (f), other securities are valued at cost. Total fair value of other securities, for which fair values were reasonably determinable based on current market quotes, was ¥122,526 million (US$988,910 thousand), total book value of the corresponding securities amounting to ¥105,726 million (US$853,317 thousand).
The Company contributed certain investment equity securities to an employee retirement benefit trust. Net gain of ¥25,291 million (US$204,124 thousand) resulting from the contribution is presented as "Gain on securities contribution to employee retirement benefit trust" in the consolidated statements of income for the year ended March 31, 2001.

5. Short-Term Borrowings and Long-Term Debt

Short-term borrowings and the current portion of long-term debt at March 31, 2001 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
	2001	**2001**
Short-term Bank loans	**¥320,860**	**$2,589,669**
Commercial paper	**68,000**	**548,830**
Current portion of long-term debt	**32,143**	**259,427**
	¥421,003	**$3,397,926**

Long-term debt at March 31, 2001 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
	2001	2001
Loans from banks and other financial institutions due through 2044 with interest ranging from 0.73% to 8.56%	¥261,821	$2,113,162
Unsecured 1.625% bonds in yen, due September 2002	20,000	161,421
Unsecured 2.45% bonds in yen, due December 2003	40,000	322,841
Unsecured 2.2% bonds in yen, due September 2005	20,000	161,421
Unsecured 2.95% bonds in yen, due January 2007	40,000	322,841
Unsecured 1.83% bonds in yen, due November 2007	20,000	161,421
Unsecured 2.43% bonds in yen, due November 2010	20,000	161,421
	421,821	3,404,528
Less current portion	(32,143)	(259,427)
	¥389,678	$3,145,101

The assets pledged as collateral for short-term borrowings of ¥34,105 million (US$275,262 thousand) and long-term debt of ¥74,372 million (US$600,258 thousand) at March 31, 2001 summarized as follows:

	Millions of yen	Thousands of U.S. dollars
	2001	2001
Inventories	¥ 9,036	$72,930
Property, plant and equipment, at net book value	100,204	808,749
Investments in unconsolidated subsidiaries and affiliates	9,953	80,331
Other	10,794	87,119
	¥129,987	$1,049,129

Aggregate amounts of annual maturities of long-term debt are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
	2001	2001
2002	¥32,143	$259,427
2003	50,760	409,685
2004	73,730	595,077
2005	19,933	160,880
2006	46,620	376,271
2007 and thereafter	198,635	1,603,188
	¥421,821	$3,404,528

6. Income Taxes

The statutory tax rate used for calculating deferred tax assets and deferred tax liabilities as of March 31, 2001 and 2000 were 42.1%.

At March 31, 2001 and 2000, significant components of deferred tax assets and liabilities were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Deferred tax assets:			
Loss carried forward for tax purpose	**¥22,167**	¥36,511	**$178,910**
Accrued retirement benefits	**28,856**	20,211	**232,897**
Property, plant and equipment	**7,857**	5,129	**63,414**
Inventory	**1,442**	2,403	**11,638**
Accrued bonuses	**3,046**	1,975	**24,584**
Other	**4,087**	2,407	**32,988**
Total	**67,455**	68,636	**544,431**
Valuation allowance	**(11,228)**	(10,769)	**(90,621)**
Total deferred tax assets	**¥56,227**	¥57,867	**$453,810**
Deferred tax liabilities:			
Special tax-purpose reserve	**(15,592)**	(14,215)	**(125,843)**
Effect from adoption of "full fair value method" to newly consolidated subsidiaries	**(13,330)**	(13,330)	**(107,587)**
Inventory and Property, plant and equipment	**(1,775)**	(1,737)	**(14,326)**
Other	**(952)**	(1,026)	**(7,684)**
Total deferred tax liabilities	**(31,649)**	(30,308)	**(255,440)**
Net deferred tax assets	**¥24,578**	¥27,559	**$198,370**

7. Pension and Severance Plan

As of March 31, 2001, the accrued retirement benefits and net retirement benefit costs were analyzed as follows:

1. Items related to retirement benefit obligations

	Millions of yen	Thousands of U.S. dollars
	2001	**2001**
a. Projected benefit obligation	**¥(275,029)**	**$(2,219,766)**
b. Fair value of plan assets	**148,217**	**1,196,263**
c. Funded status of the plans (a + b)	**(126,812)**	**(1,023,503)**
d. Unrecognized transition amount	**16,697**	**134,762**
e. Unrecognized actuarial differences	**24,162**	**195,012**
f. Accrued retirement benefits (c + d + e)	**¥(85,953)**	**$(693,729)**

2. Items related to net retirement benefit costs.

	Millions of yen	Thousands of U.S. dollars
	2001	**2001**
a. Service costs	**¥9,785**	**$78,975**
b. Interest costs	**8,182**	**66,037**
c. Expected return on plan assets	**(4,351)**	**(35,117)**
d. Amortization of transition amount	**45,825**	**369,855**
e. Net retirement benefit costs (a + b + c + d)	**¥59,441**	**$479,750**

3. Items related to calculation basis of accrued retirement benefits.

a. Method of attributing the projected benefits to periods of services······straight-line basis

b. Discount rate······3.0%-3.5%

c. Expected rate of return on plan assets······2.0%-4.0%

d. Amortization of unrecognized actuarial differences······Amortized from the next consolidated account fiscal year by the straight-line basis over employee average remaining service period at time of occurrence

e. Amortization of transition amount······2 years

8. Shareholders' Equity

(a) Common Stock and Additional Paid-in Capital

Under the Commercial Code of Japan ("the Code") at least 50 percent of the issue price of new shares, with a minimum value of the par value thereof, is required to be designated as stated capital. The remaining portion is credited to additional paid-in capital. Accordingly, total par value of issued shares of the Company is less than the stated capital.

(b) Legal Reserve

The Code provides that an amount equivalent to at least 10 percent of the payments of cash dividends and bonuses to directors and statutory auditors with respect to each fiscal period be appropriated to a legal reserve until such reserve equals 25 percent of the stated capital. The Code also provides that the legal reserve is not available for dividends, but may be used to reduce a capital deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. The legal reserve is included in retained earnings in the accompanying consolidated financial statements.

(c) Cash Dividends

A year-end dividend may be approved by the shareholders' meeting after the end of each fiscal year. In accordance with the Code, these dividends and the related appropriations of retained earnings are not reflected in the financial statements at the end of fiscal year but are recorded at the time they are approved. However, dividends per share shown in the accompanying consolidated statement of income and retained earnings are included in the years to which they are applicable.

9. Coningent Liabilities

As of March 31, 2001, the Companies guaranteed the loans of employees, unconsolidated subsidiaries, affiliates and other companies, amounting to ¥20,856 million (US$168,329 thousand).

10. Leases

For the years ended March 31, 2001 and 2000, finance leases other than those that are deemed to transfer the ownership of leased assets to lessees are accounted for as follows:*

Equivalent amount of purchase, accumulated depreciation and balance at end of year

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Equivalent purchase amount	**¥41,360**	¥42,586	**$333,818**
Equivalent accumulated depreciation amount	**21,272**	21,347	**171,687**
Equivalent balance at year-end	**20,088**	21,239	**162,131**

Future minimum lease payments for the remaining lease periods

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Due within one year	¥ 6,145	¥ 6,472	$ 49,596
Due over one year	13,943	14,767	112,535
Total	20,088	21,239	162,131

Paid lease fees and equivalent depreciation expense amount

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Paid lease fees	¥ 6,698	¥ 6,960	$ 54,060
Equivalent depreciation expense amount #	6,698	6,960	54,060

Notes: * Leased assets principally include machinery and equipment.
Depreciation amounts are calculated using the straight-line method, with the lease period as the useful life and zero (0) as the residual value.

11. Segment Information

The Companies operate principally in the following four industrial segments:

"Pulp and paper product" Division ...... newsprint, printing paper, packaging paper, carbonless paper, paperboard, pulp and other

"Converted paper product" Division ... corrugated container, boxboard product, thermal paper, self-adhesive paper, paper diaper, paper bag product and other

"Wood and tree-planting" Division ..... wood, afforestation and tree-planting

"Other" Division .... real estate, cornstarch, machinery and other

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Net sales:			
Pulp and paper product	¥ 769,806	¥ 733,224	$ 6,213,123
Converted paper product	361,567	336,592	2,918,216
Wood and tree-planting	87,345	85,873	704,964
Other	191,336	192,345	1,544,278
	1,410,054	1,348,034	11,380,581
Unallocatable or headquarters	(157,112)	(142,560)	(1,268,055)
	1,252,942	1,205,474	10,112,526
Operating expenses:			
Pulp and paper product	713,101	716,127	5,755,456
Converted paper product	354,528	331,244	2,861,404
Wood and tree-planting	85,789	83,575	692,405
Other	184,118	188,349	1,486,022
	1,337,536	1,319,295	10,795,287
Unallocatable or headquarters	(157,112)	(142,560)	(1,268,055)
	1,180,424	1,176,735	9,527,232
Operating income	¥ 72,518	¥ 28,739	$ 585,294

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Total assets:			
Pulp and paper product	**¥1,089,927**	¥1,108,337	**$8,796,828**
Converted paper product	**339,360**	335,290	**2,738,983**
Wood and tree-planting	**103,553**	106,709	**835,779**
Other	**218,385**	238,412	**1,762,591**
	1,751,225	1,788,748	**14,134,181**
Unallocatable or headquarters	**(46,959)**	(65,318)	**(379,007)**
	¥1,704,266	¥1,723,430	**$13,755,174**
Depreciation:			
Pulp and paper product	**¥ 67,636**	¥ 71,328	**$ 545,892**
Converted paper product	**16,768**	16,304	**135,335**
Wood and tree-planting	**1,048**	1,103	**8,458**
Other	**6,720**	6,228	**54,237**
	¥ 92,172	¥ 94,963	**$ 743,922**
Capital expenditure:			
Pulp and paper product	**¥ 52,758**	¥ 36,657	**$ 425,811**
Converted paper product	**15,198**	18,856	**122,663**
Wood and tree-planting	**1,227**	1,203	**9,903**
Other	**4,684**	10,718	**37,805**
	¥ 73,867	¥ 67,434	**$ 596,182**

As a result of the change of accounting policy (see Note 2. (k)), operating income has increased by ¥706 million (US$5,698 thousand) in the "Pulp and Paper Product" division, by ¥76 million (US$613 thousand) in the "Converted Paper Product" division, by ¥272 million (US$2,195 thousand) in the "Wood and Tree-Planting" division, and by ¥454 million (US$3,664 thousand) in the "Other" division.

12. Subsequent Event

The annual shareholders' meeting of the Company, which was held on June 28, 2001, resolved the following year-end appropriation of retained earnings:

	Millions of yen	Thousands of U.S. dollars
Transfer to legal reserve	¥ 430	$ 3,471
Year-end cash dividends (¥4.00=$0.03 per share)	4,133	33,358
Bonuses to directors and statutory auditors	165	1,332

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Oji Paper Co., Ltd.

We have audited the accompanying consolidated balance sheets of Oji Paper Co., Ltd. and its consolidated subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income and retained earnings and consolidated statements of cash flows for the years then ended, all expressed in Japanese Yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Oji Paper Co., Ltd. and its consolidated subsidiaries as of March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

As described in Note 2 of the Notes to the Consolidated Financial Statements, effective for the year ended March 31, 2001, Oji Paper Co., Ltd. and its consolidated subsidiaries have adopted new Japanese accounting standards for pension and severance plan, financial instruments and revised accounting standards for foreign currency transactions and financial statements..

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 (b) to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Tokyo, Japan
June 28, 2001

- Paper & Paperboard Mills
- Specialty Papers Company's Mills
- Household Products Company's Mills


Ebetsu Mill
Tomakomai Mill
Kushiro Mill
Kanzaki Mill
Yonago Mill
Nakatsu Mill
Matsumoto Mill
Edogawa Mill
HEAD OFFICE
Fuji Mill
Kure Mill
Saga Mill
Nagoya Mill
Oita Mill
Tokushima Mill
Nichinan Mill
Kasugai Mill



Head Office Building

Company Name: Oji Paper Co., Ltd.
Headquarters: Ginza 4-7-5, Chuo-Ku, Tokyo, JAPAN 104-0061
Phone: 81-3-3563-1111
Fax: 81-3-3563-1135
Established: February 12, 1873
Reorganized: August 1, 1949
Paid-in Capital: ¥103.881 billion
Number of Employees: 8,085
Major Business Lines: Production, conversion/processing and sales of printing, writing and related papers; packaging and wrapping papers; carbonless papers; household products; containerboard and boxboard. Production and sales of such end-use products such as corrugated board and boxboard containers; paper-board containers; plastics; thermal paper; self-adhesive paper and disposable paper diapers. Production and sales of chemicals for paper making and packaging equipment. Leasing of Company's land and property. Reforestation inside Japan and overseas; maintenance of Company-owned forests.

Main Facilities:
Sales Branches: 6
(Hokkaido, Tohoku, Chubu, Kansai, Chushikoku, Kyushu)
Paper & Paperboard Mills: 13
(Kushiro, Ebetsu, Tomakomai, Edogawa, Fuji, Matsumoto, Kasugai, Yonago, Kure, Tomioka, Saga, Oita, Nichinan)
Specialty Papers Company's Mills: 4
(Iwabuchi, Nakatsu, Shiga, Kanzaki)
Household Products Company's Mills: 2
(Nagoya, Tokushima)
Research & Development Laboratories: 7
Specialty Products Development Laboratory
Imaging Media Development Laboratory
Self-Adhesive Products Development Laboratory
Pulp and Paper Research Laboratory
Advanced Technology Research Laboratory
Material Analysis Center
Forestry Research Institute
(As of September 30, 2001)

Kino Corrugated-Cardboard Co., Ltd. *3
Hokuyo Shiko Co., Ltd.
Kure Oji Shigyo Co., Ltd.
Kashima Lumber Co., Ltd.
Suzunaka Co., Ltd.
Honshu Petrochemistry Co., Ltd.
Nishiko Danboru Co., Ltd.
Sogo Shiki Co., Ltd.
Oji Shigyo Co., Ltd.
Saga Itagami Co., Ltd.
Shinomura Chemical Industry Co., Ltd.
Honshu Toshin Co., Ltd.
Asahi Machinery Co., Ltd. *5
Tomioka Oji F and L Co., Ltd.
Oji Kaiun Co., Ltd.
Nippon New Zealand Trading Co., Ltd.
Oji Salmon Co., Ltd.
Yonago Oji Shigyo Co., Ltd.
Nichinan Oji Shigyo Co., Ltd.
Oei Kogyo Co., Ltd.
Ebetsu Oji Shigyo Co., Ltd.
Kyodo Hinode Sangyo Co., Ltd.
Shinfuji Trading Co., Ltd.
Kanzaki Oji Shigyo Co., Ltd.
Oji Kyowa Service Co., Ltd.
Yonago Oji Service Co., Ltd.
Nichinan Trading Co., Ltd.
Oji Hall Co., Ltd.
Hokkaido Recycling Center Co., Ltd.

(Overseas Companies)
Oji Paper (Thailand) Ltd.
Pan Pac Forest Products Ltd.
KANZAN Spezialpapiere GmbH
Kanzaki U.S.A. Inc.
Kanzaki Specialty Papers Inc.
Jant Ltd.
Oji Paper Canada Ltd.

Affiliates Accounted for by the Equity Method

Yupo Corporation
Tomakomai Oxygen Co., Ltd.
Maruhiko Watanabe Construction Co., Ltd.
Yufutsu Wharf Co., Ltd.
Kyoei Mokuzai Co., Ltd.
Kikkou Tsuun Co., Ltd.
Saninmaruwa Forestry Co., Ltd.
Hirata Warehouse Co., Ltd.
Tokyo Sangyo Yoshi Co., Ltd.
Takasaki Sanko Co., Ltd.
Chuetsu Co., Ltd.
Kyokuyo Pulp & Paper Co., Ltd.
Nakatsu Shiko Co., Ltd.
Yamato Unyu Co., Ltd.
Kokusai Pulp & Paper Co., Ltd.
Japan Brazil Paper and Pulp Resources Development Co., Ltd.
Kiyoshi Yoki Co., Ltd.

(Overseas Companies)
Alpac Forest Products Inc.
Bowater Maritimes Inc.

*1 These companies merged to form Oji Logistics Co., Ltd., in October 2001.
*2 These companies merged to form Oji Container Co., Ltd., in October 2001.
*3 These companies merged to form Shizuoka Oji Container Co., Ltd., in October 2001.
*4 These companies merged to form Oji Tsusho Co., Ltd., in October 2001.
*5 Merged with Oei Kogyo Co., Ltd., in July 2001.
*6 Renamed to Oji Interpack Co., Ltd. on September 2001.

Overseas Offices:

Shanghai Office
R/N 2607,
Shanghai International Trade Center
2201 Yan-an Road (West),
Shanghai, 200336
China
Phone: 86-21-6219-5555
Facsimile: 86-21-3223-1101

Seattle Office
2003 One Union Square
600 University Street
Seattle, WA. 98101
U.S.A.
Phone: 1-206-622-2820
Facsimile: 1-206-292-9798

Atlanta Office
400 Galleria Parkway, Suite 1500,
Atlanta, Georgia 30339
U.S.A.
Phone: 1-678-385-5950
Facsimile: 1-678-385-5951

Brisbane Office
Suite 48, 2 Benson Street,
Toowong QLD 4066
P.O. Box 329
Australia
Phone: 61-7-3371-6300
Facsimile: 61-7-3371-6400


KANZAN Spezialpapiere GmbH
Qingdao Oji Packaging Co.,Ltd.
Howe Sound Pulp and Paper Limited Partnership
ALPAC Forest Products Inc.
Oji Paper Canada Ltd.
Bowater Maritimes Inc.
Kanzaki Specialty Papers Inc.
Seattle Office
Atlanta Office
Oji Specialty Paper (Shanghai)Co.,Ltd.
Shanghai office
Oji Paper(Thailand)Ltd.
Quy Nhon Plantation Forest Company of Vietnam Ltd.
Ojitex(Vietnam)Co., Ltd.
Jant Ltd.
Brisbane Plantation Forest Company of Australia Pty. Ltd.(BPFL)
Brisbane office
East Victoria Plantation Forest Company of Australia Pty. Ltd.(EPFL)
Albany Plantation Export Company Pty.Ltd.(APEC)
Albany Plantation Forest Company of Australia Pty.Ltd.(APFL)
Pan Pac Forest Products Ltd.
Southland Plantation Forest Company of New Zealand Ltd. (SPFL)
Green Triangle Plantation Forest Company of Australia Pty.Ltd.(GPFL)
Celulose Nipo-Brasileira S.A.

CONSOLIDATED SUBSIDIARIES & AFFILIATES ACCOUNTED FOR BY THE EQUITY METHOD

(As of March 31, 2001)

Consolidated Subsidiaries

O.I.R Co., Ltd.
Chuo Paperboard Co., Ltd.
Chiyoda Container Corporation
Hokuyo Paper Co., Ltd.
Oji Tac Co., Ltd.
Oji Packaging Co., Ltd.
Abekawa Paper Co., Ltd.
Oji Cornstarch Co., Ltd.
Nepia Co., Ltd.
Oji Engineering Co., Ltd.
Hoxy Co., Ltd.
Oji Real Estate Co., Ltd.
Honshu Logistics Center Co., Ltd. *1
Oji Transport & Warehouse Co., Ltd. *1
Oji Timber Co., Ltd.
Honshu Living Center Co., Ltd.
KS-System Inc.
Hotel New Oji Co., Ltd.
Oji Corrugated Container (Seibu) Co., Ltd. *2
Oji Corrugated Container (Kanto) Co., Ltd. *2
Oji Corrugated Container (Hokkaido) Co., Ltd. *2
Oji Seitai Kaisha Ltd.
Oji Kinocloth Co., Ltd.
Oji Corrugated Container (Chubu) Co., Ltd. *2
Oji Corrugated Container (Tohoku) Co., Ltd. *2
Oji Corrugated Container (Kyushu) Co., Ltd. *2
Oji Corrugated Container (Shikoku) Co., Ltd. *2
Kyodo Shiko Co., Ltd.
Honshu Atsugi Danboul Co., Ltd.
Honshu Shizuoka Container Co., Ltd. *3
Oji Trading Co., Ltd. *4
Honshu Estate System Co., Ltd.
Shinfuji Paper Co., Ltd.
Oji Forestry & Landscaping Co., Ltd.
Oji-Saitou Recycling Resources Co., Ltd.
Fuji Rinkai Warehousing Co., Ltd.
Honshu International Packaging Co., Ltd. *6
Oji Service Center Co., Ltd.
Apica Co., Ltd.
KS Wing Corporation *1
Kanzaki Logistics Center Co., Ltd. *1
Oji Pier Terminal Co., Ltd.
Honshu Rheem Co., Ltd.
Toyo Pack Co., Ltd.
Ei Sho Gen Co., Ltd.
Nihon Seikahoso Co., Ltd.
Kyushu Packaging Co., Ltd.
Gin-Ichi Shoji Co., Ltd. *4



Public Relations Office,
Ginza4-7-5, Chuo-ku, Tokyo, JAPAN Tel:81-3-3563-1111 Fax:81-3-3563-1135
http://www.ojipaper.co.jp/